
December 7, 2017

Matthew Onaitis
Chief Financial Officer and General Counsel
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, CA 92121

> **Re: Cidara Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 8, 2017**
> **File No. 001-36912**

Dear Mr. Onaitis:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Exhibits

1.   We note that your officer certifications provided in Exhibits 31.1 and 31.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend your filings to include the correct certifications. You may file abbreviated amendments that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance